March 15, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Withdrawal of Registration Statement on Form S-1 (File No. 333-228044) filed by Bionik Laboratories Corp. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-228044), as initially filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on October 29, 2018 (the “Registration Statement”), be withdrawn effective immediately. The Registrant is seeking withdrawal of the Registration Statement due to market conditions. The Registration Statement has not been declared effective and none of the Registrant’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Pursuant to Rule 477(b) of the Securities Act, the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Registrant also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Please call the undersigned at (416) 640-7887, or Stephen E. Fox, Esq. of Ruskin Moscou Faltischek, P.C., counsel for the Registrant, at (516) 663-6580 with any questions regarding this matter.

Very truly yours,

BIONIK LABORATORIES CORP.

By:	/s/ Eric Dusseux
Name: Eric Dusseux
Title: Chief Executive Officer